UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SAMSONITE CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

79604V105

(CUSIP Number)

James L. Learner, P.C.
Kirkland & Ellis International LLP
Tower 42
25 Old Broad Street
London EC2N 1HQ
United Kingdom
Telephone Number: +44 (0) 20 7816 8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604V105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bain Capital (Europe) LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 122,373,742 (see Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 122,373,742 (see Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,373,742 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.2% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Amendment No. 5 (this “Amendment”) to  Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”) and the convertible Preferred Stock, par value of $0.01 per share (“Preferred Stock”), of Samsonite Corporation, a corporation incorporated under the laws of the State of Delaware (the “Issuer”). The Preferred Stock is convertible on demand into shares of Common Stock and holders of Preferred Stock may vote their Preferred Stock on an as-converted basis.  This Amendment No. 5 supplements and amends the initial statement on Schedule 13D dated May 9, 2003 (the “Initial Statement”), Amendment No. 1 to the Initial Statement dated August 6, 2003 ("Amendment No. 1"), Amendment No. 2 to the Initial Statement dated August 28, 2003 ("Amendment No. 2"), Amendment No. 3 to the Initial Statement dated September 30, 2003 ("Amendment No. 3"),  Amendment No. 4 to the Initial Statement dated April 19, 2004 ("Amendment No. 4") filed by the Reporting Person.  The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, CO 80239.

Item 2.	Identity and Background
Item 2 is not amended.
Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to add the following:

The Reporting Person, pursuant to a Purchase Agreement (the "7/1/04 Purchase Agreement") dated July 1, 2004 by and among the Reporting Person, on the one hand, and Caravelle Investment Fund, L.L.C. (“Caravelle”), on the other hand, on July 14, 2004 purchased 4,933,114 shares of Common Stock from Caravelle for an aggregate consideration equal to $2,219,901.20, which was obtained by the Reporting Person through equity capital contributions made to the Reporting Person by certain of its members.  The Reporting Person, pursuant to an Executive Stockholders Agreement (the “9/23/03 Executive Stockholders Agreement”) dated September 23, 2003 also purchased 66 shares of Preferred Stock for an aggregate consideration equal to $71,196.01.

Item 4.	Purpose of Transaction
Item 4 is hereby amended to add the following:

Pursuant to the 7/1/04 Purchase Agreement, the Reporting Person purchased, for investment purposes,  4,933,114 shares of Common Stock from Caravelle for an aggregate consideration equal to $2,219,901.30.  Pursuant to the 9/23/03 Executive Stockholders Agreement, the Reporting Person purchased for investment purposes, 66 shares of Preferred Stock for an aggregate consideration equal to $71,196.01.

As of the date hereof, the Reporting Person does not have any plan or proposal that relates to or would result in:
(i) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v) Any material change in the present capitalization or dividend policy of the Issuer;
(vi) Any other material change in the Issuer’s business or corporate structure;
(vii) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(viii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(x) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may determine to change their investment intent with respect to the Issuer at any time in the future.  In determining from time to time whether to sell their shares of the Issuer’s Preferred Stock or Common Stock (and in what amounts) or to retain such shares, the Reporting Person will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person.  The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Also, consistent with their investment intent, the Reporting Person has engaged in and continues to engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby restated in its entirety as follows:
(a) - (b)

The Reporting Person beneficially owns and has sole power to vote and sole power of disposition over 122,373,742 shares of Common Stock of the Issuer, or approximately 36.2 % of the Issuer’s outstanding Common Stock through its ownership of (i) 9,043,159 shares of Common Stock and (ii) 44,125 shares of convertible Preferred Stock and interest accrued thereon (as at July 14, 2004), convertible into an aggregate of 113,330,583 shares of Common Stock, which is calculated by dividing the face value and accrued dividends on the Preferred Stock, through July 14, 2004, by the conversion price of the Preferred Stock, which is $0.42.

(c)

Except as set forth in Item 4 above, since the most recent filing of Schedule 13D by the Reporting Person there have been no reportable transactions by the Reporting Person with respect to the Common Stock of the Issuer.

(d) - (e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Bain Capital (Europe) LLC entered into a Purchase Agreement dated July 1, 2004 with Caravelle Investment Fund, L.L.C., pursuant to which Bain Capital (Europe) LLC purchased  4,933,114 shares of Common Stock from Caravelle for an aggregate consideration equal to $2,219,901.30 in substantially the form attached as Exhibit 7 to this Amendment 5.

In addition, pursuant to Section 4 of the Executive Stockholders Agreement dated September 25, 2003, by and among the Issuer, certain named executives of the Issuer including Thomas R. Sandler, ACOF Management , L.P., Bain Capital (Europe) LLC and Ontario Teachers’ Pension Plan Board, ACOF purchased from Tom Sandler 66 shares of Preferred Stock convertible into 169,514 shares of Common Stock for an aggregate consideration equal to $71,196.01.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended to add the following:
Exhibit 7	Purchase Agreement, dated July 1, 2004, by and among Bain Capital (Europe) LLC, on the one hand, and Caravelle Investment Fund LLC, on the other hand.
Exhibit 8	Letter Agreement dated July 14, 2004 from Bain Capital (Europe) LLC to Caravelle Investment Fund LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 20th day of July, 2004

BAIN CAPITAL (EUROPE) LLC

By:	/s/ Melissa Wong
	Name:	Melissa Wong
	Title:	Vice President